SCULPTOR ACQUISITION CORP I
9 West 57th Street, 39th Floor
New York, NY 10019
December 6, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christopher Dunham; Pam Howell
Re:	Sculptor Acquisition Corp I Registration Statement on Form S-1 File No. 333-260302

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sculptor Acquisition Corp I, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.
Please contact Michael R. Littenberg, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9160, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.
Sincerely,

/s/ Steven Orbuch
Steven Orbuch
Chief Executive Officer